

Mail Stop 3720

March 14, 2008

Mr. Paul Thomason
Chief Financial Officer
Kabel Deutschland GmbH
Betastrasse 6-8
85774 Unterföhring
Germany

   Re: **Kabel Deutschland GmbH**
       Form 20-F for Fiscal Year Ended March 31, 2007
       Filed July 31, 2007
       File No. 333-137371

Dear Mr. Thomason:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended March 31, 2007

Item 5. Operating and Financial Review and Prospects, page 54

B. Liquidity and Capital Resources, page 76

1.   We note at page F-38 that you have disclosed the requirements for two covenants
        relating to your Senior Credit Facility. It appears that these covenants may be
        material to your financial position and liquidity. In future filings, we believe you
        should disclose the requirements of these covenants and any other you deem to be
        material, your current calculation of these measures, and the impact of non-
        compliance on your financial condition and liquidity.

Cash flow for the Fiscal Year Ended March 31, 2007 compared to the Fiscal Year Ended
March 31, 2006, page 77

2.   In light of the fact that your principal source of liquidity on an ongoing basis is
        your operating cash flow, expand, in future filings, your discussion of cash flow
        from operating activities to more thoroughly explain the underlying reasons for
        the decline in these cash flows in fiscal 2007. In addition, discuss any known
        trends or uncertainties with respect to your ability to meet your debt service
        obligations and other material commitments.

F. Tabular Disclosure of Contractual Obligations, page 79

3.   We note that you have excluded interest from your contractual obligations table.
        It appears that this disclosure would be more complete if you include your interest
        obligations on your fixed rate debt within the table. Please revise in future filings.

Note 1.2 Basis of Presentation, page F-10

4.   Since you have prepared your income statement using the cost of sales method,
        you should disclose, in future filings, your expenses classified by nature, as
        required by paragraph 93 of IAS 1.

Note 1.3 Consolidation, page F-11

1.3.1 Scope of Consolidation, page F-11

5.   We note that Deutsche Kabel Services Verwaltungs GmbH was liquidated and
        deregistered during the fiscal year ended March 31, 2007. Tell us how you
        determined that presentation as discontinued operations was not appropriate under
        IFRS 5 and under SFAS 144 for U.S. GAAP reporting.

Note 2.1 Property and Equipment, page F-13

6.   We note that you do not capitalize borrowing costs. Tell us how you accounted
        for these costs for U.S. GAAP reporting purposes and your basis in the
        accounting literature for your accounting treatment.

Note 2.12 Revenue and Other Income, page F-19

Installation and network connection, page F-19

7.   Tell us your basis for your accounting policy for the recognition of installation
        revenue under IFRS. In addition, tell us how your policy complies with U.S.
        GAAP, including SFAS 51, which requires initial hookup revenue in excess of
        direct selling cost to be deferred.

Note 4.6 Intangible Assets, page F-34

8.   It appears that you have not recorded any value associated with the right to
        provide cable access to homes within your region in connection with your
        previous business combinations. Tell us your consideration of whether these
        rights met the definition of an intangible asset under IAS 38 for IFRS and SFAS
        141 for U.S. GAAP.

Note 5.4 Share-Based Payments, page F-50

MEP I, page F-51

9.   Tell us how you accounted for the capital contribution made by members of the
        direct and indirect MEP I plans and the loan that financed the contributions.

10.   Tell us how you accounted for the issuance of additional interests in the direct and
        indirect MEP I to the MEP I holders without any consideration.

11.   We note that you decided that the fair price formula no longer approximated the
        fair value of the interests issued under MEP I during the fiscal year ended March
        31, 2007. Tell us how you determined that the carrying value of the repurchase
        obligation related to vested MEP I interests at each balance sheet date through
        March 31, 2006 represented the fair value of the obligations.

Note 5.6. Group Companies, page F-58

12.   Explain in more detail your basis for not consolidating RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG for both IFRS and U.S. GAAP. Describe the nature of your ownership and voting rights.

Note 6. Reconciliation to U.S. GAAP, page F-62

(5) Financing Fees, page F-68

13.   Explain for us in more detail the nature of the adjustments relating to the timing of recognition of financing fees under U.S. GAAP versus IFRS for all three years presented. In addition, tell us your basis in IFRS for capitalizing the debt issuance costs associated with the May 2006 refinancing during the year ended March 31, 2006 and clarify when these costs were written off under IFRS.

 (10) Subscriber Acquisition Costs, page F-71

14.   Describe for us the nature of subscriber acquisition costs. Tell us your basis under U.S. GAAP for capitalizing these costs, including your consideration of SFAS 51. In addition, we note your disclosure regarding these costs in the second paragraph of page F-34. Explain for us why modified conditions related to the minimum duration of customer contracts in fiscal 2007 caused you to change your capitalization policy for these costs.

15.   We note that you amortize subscriber acquisition costs under IFRS over the initial contract period except for contracts where there is past evidence regarding the expected customer relationship period. Clarify whether you amortize subscriber acquisition costs over periods longer than the initial contract period and, if so, tell us your basis in the accounting literature for this policy.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director